Exhibit 99.1

PREMIUM NICKEL RESOURCES LTD. ANNOUNCES THE FORMATION OF

PREMIUM NICKEL RESOURCES INTERNATIONAL METALS GROUP AND

CHANGE TO ITS BOARD OF DIRECTORS

Toronto, Ontario, September 2, 2022 – Premium Nickel Resources Ltd. (formerly, North American Nickel Inc.) (TSXV:PNRL) ("PNRL" or the "Company") is pleased to announce the creation of Premium Nickel Resources International Metals Group ("PNR International Metals"), a new metals division of the Company.

Keith Morrison, CEO, commented: "PNR International Metals will develop direct relations with end consumers in the base metals markets, including electric vehicle ("EV") battery manufacturers, with the intent to bridge information gaps and provide the Company with critical access to world markets and real-time information that will aid in decisions involving the production and sale of the nickel, copper, cobalt and platinum group elements ("Ni-Cu-Co-PGE") that potentially could be produced principally from our 100% owned Selebi and Selkirk mines in Botswana."

PNR International Metals is made up of internationally recognized individuals including Neil Jamieson, Simon Grant-Rennick and Christopher Messina. This globally positioned team brings a wealth of experience, leadership and a diverse knowledge of the capital and metals market, including industrial metals, pricing and trading, supply chain, international relations and nickel and copper mining and processing operations. The extensive expertise of PNR International Metals will be leveraged to provide insight on technological developments and potential new product iterations of nickel and copper with the added benefit of constant flow of information to the Company as to the requirements and characteristics of new battery developments, commodity pricing and related commodity deal structures.

Neil Jamieson, President of PNR International Metals, commented: "The substitution of electric motors for internal combustion engines and the integration of batteries in renewable energy platforms are primary strategies for the world to transition to a decarbonized energy dependent future and reduction in greenhouse gas emissions. The success of the EV market and electrification is expected to drive new demand growth in copper, nickel and cobalt for the next few decades. PNR International Metals believes that new sources of supply to meet this increased demand are limited due to a low investment level in exploration for base metals, increasingly complicated regulatory environments, deeper, lower-grade orebodies and inflation in both CAPEX and OPEX. However, automotive manufacturers have been quick to begin transitioning to EVs to align themselves with global social expectations and are actively sourcing a new and direct supply of the key commodities required to commercialize the technologies supporting electrification, including EVs. PNR International Metals will produce real time data from end users that will refine our understanding of manufacturer requirements and PNRL's ability to use this data when shaping its scoping studies. Ultimately this will reduce volatility and mitigate risk while increasing revenue and enhancing shareholder value."

Neil Jamieson is an experienced Canadian financial executive who has successfully advised an extensive list of operating companies for over 30 years on their strategic financial relationships including with Private Equity Investment, Public Asset Managers, Capital Markets Advisory, Corporate Finance Services and Investment Banking. Mr. Jamieson provides, as a resident of Barbados and through a partnership with Merlin Partners LLP in London, England, assistance to a broad range of private and public companies in respect of international financing opportunities and incorporating bona-fide strategies to maximize efficiencies and tactical benefits in their strategic financial management.

Simon Grant-Rennick, a mining engineer with over 40 years' experience in exploration, mining and sales with a special interest in industrial minerals. Mr. Grant-Rennick holds various directorships among an array of private and publicly listed companies. He is an experienced Chairperson skilled in negotiation, business planning, mergers and acquisitions, start-ups and risk management. He was the co-founder and principal of IMFH, a UK based industrial minerals consultancy group. He has had many years of arranging "off take" agreements and dealing with logistics in Africa.

Christopher Messina, an experienced investment banker with over 20 years' experience in the capital markets. He has advised multiple global exchanges, commodity producers and traders, private equity firms, corporations and sovereign wealth funds. He is currently an advisor to artificial intelligence and big data software companies focused on applying advanced computational techniques to the global capital and national security markets. He has an AB in Anthropology from the University of Chicago, where he was a National Merit Scholar, and an MBA in Finance from the Australian Graduate School of Management.

Corporate update

Effective immediately, Mr. John Chisholm has resigned from his position as Director of the PNRL board of directors and intends to continue his support as a member of the advisory board and as a shareholder of the Company. Mr. Chisholm served as a director of the former Premium Nickel Resources Corporation since 2019. The Company would like to thank Mr. Chisholm for his leadership and insight during his tenure as Director which served the Company very well enabling the transition to PNRL and broadening our relationships with key strategic partners in the mining industry.

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality nickel-copper +cobalt resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNRL has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNRL's values and principles which stand up and surpass the highest acceptable industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

On January 31, 2022, PNRL closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds 100% interest in the Selkirk Mining Licence and four Prospecting Licenses in Botswana, (ii) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (iii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iv) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (v) is expanding its area of exploration interest into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS
Keith Morrison Chief Executive Officer Premium Nickel Resources Ltd.
For further information about Premium Nickel Resources Ltd., please contact:
Jaclyn Ruptash Vice President Business Development +1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward-looking statements" within the meaning of applicable Canadian securities laws, including the viability or success of PNR International Metals; the ability of PNR International Metals to develop relationships with EV manufacturers; the ability of the Selebi or Selkirk mines to produce Ni-Cu-Co-PGE; the business and prospects of the Corporation. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements, including the anticipated benefits of PNR International Metals, the ability of PNR International Metals to develop relationships with EV manufacturers, the ability of the Selebi or Selkirk mines to produce Ni-Cu-Co-PGE, are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Corporation, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning the Corporation, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Corporation, which is filed with the Canadian securities commissions and available electronically under the Corporation's issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the Filing Statement, which are available electronically on SEDAR (www.sedar.com) under the Corporation's issuer profile. The forward-looking statements set forth herein concerning the Corporation reflect management's expectations as at the date of this news release and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.